Filed by Avista Corporation
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Avista Corporation
Commission File No.: 001-03701
This filing relates to a planned formation of a holding company for Avista Corporation (“Avista”) pursuant to the terms of a Plan of Share Exchange between Avista and AVA Formation Corp.
On March 3, 2006, Avista made the following communication available to its employees on its internal website:

Board Proposes Change to a Holding Company Structure
Avista Corp.’s board of directors will ask company shareholders to approve a change to Avista’s corporate structure to form a holding company yet to be named. The holding company would be the parent of Avista Utilities and all Avista subsidiaries.
Why is Avista considering the formation of a holding company?
•	The holding company structure is a well-established form of organization for companies engaging in multiple lines of business, and it is common in the utility industry.

•	A holding company structure would better position the company to respond to opportunities and risks arising out of the changing utility industry.
What would be the benefits of making this change?
•	Since Avista Corp (the utility) would no longer own the non-utility businesses, the new structure would facilitate the continued operation and development of our non-utility businesses as separate entities, while protecting the utility business and its customers from the risks inherent in those businesses.

•	Financing techniques may be used by the non-utility businesses, which are better suited to the particular requirements, characteristics, and risks of those businesses, without affecting the capital structure or creditworthiness of Avista Utilities; this may increase the financial flexibility of those businesses.

•	The holding company structure would allow investors, analysts and rating agencies to more easily analyze and value the individual lines of business.
Other utilities formed holding companies long ago. Why didn’t Avista do so?
•	Many other utilities throughout the country, including Idaho Power and Puget Sound Energy, have formed holding companies.

•	The Public Utility Holding Company Act of 1935 (PUHCA) imposed significant regulatory burdens on holding companies, unless they were predominantly intrastate in character, which entitled them to an exemption. For example, each of Idaho and Puget operate predominantly in a single state and, therefore, were exempt holding companies.

•	The Energy Policy Act of 2005 repealed PUHCA, thereby removing the restrictions and burdens on holding companies owning utilities that operate in multiple states, like Avista.
What is the process for forming a holding company?
•	The board of directors approved the proposal to move forward with setting up the holding company.

•	The holding company proposal will be described in the proxy statement to be issued to shareholders for the Annual Meeting in May.

•	Avista will make filings for regulatory approval from FERC and the regulators of Washington, Idaho and Oregon, conditioned on shareholder approval.

•	The shareholders will vote on the proposal at the annual meeting on May 11, 2006.

•	If the shareholders approve the proposal, and state and federal regulatory approvals are received, the holding company formation could be implemented by year-end 2006.

•	Assuming all required approvals are obtained, each outstanding share of common stock of Avista would be exchanged for one share of common stock of the holding company. As a result, the common shareholders of Avista would become the shareholders of the holding company, and Avista would become a subsidiary of the holding company.
Would Avista Utilities still be regulated as it is now?
•	Yes, Avista Utilities would continue to operate as a public utility subject to the jurisdiction of the FERC, the Washington Utilities and Transportation Commission (WUTC), the Idaho Public Utilities Commission (IPUC), and the Oregon Public Utility Commission (OPUC).
How will this change affect employees?
•	A very small number of the current Avista officers would become officers of the holding company.

•	Employees of the current Avista Corp. would remain employees of Avista Corp, which will change its name to Avista Utilities.

•	Work assignments, pay and benefits would not be changed as a result of this restructuring.

•	Shares of Avista common stock held in the 401(k) plan and other employee benefit plans would be exchanged for shares of holding company common stock. The plans would be amended to relate to holding company stock, rather than Avista stock, in the future.
Will customers see changes in rates?
•	The formation of the holding company is not expected to create the need to change rates.

•	Rates for the utility would continue to be set as they are now, by state regulators.

Have customers paid for losses created by subsidiary businesses in the past?
•	No. Regulators have always scrutinized the accounting for the utility independently, and subsidiary losses are not allowed into rates.

•	This new structure would allow Avista Utilities to continue to operate its regulated utility business efficiently, while providing further separation from the non-regulated businesses.
Will the holding company headquarters continue to be located in Spokane?
•	The holding company will continue to be based in Spokane, Wash.

•	Avista Utilities customer service will still be dispatched and handled locally in our service territory.
Does the new holding company plan to sell its utility or subsidiaries?
•	The holding company does not plan to sell Avista Utilities, and the utility will continue to serve the communities in our territory.

•	The holding company could choose to divest certain holdings if and when it is an appropriate business decision.

•	The holding company structure enables each business segment to be positioned independently of the others.

•	The structure will provide the opportunity for the holding company to consider alternative businesses and business relationships within the energy sector while keeping the utility separate.
Does the holding company structure make it easier for Avista Utilities to be bought?
•	Any company that wished to purchase Avista Utilities would be required to receive regulatory approval from the three state utility commissions as well as FERC, as in the case now.
What would the new company be called? Can we go back to WWP?
•	At this time the name of the new holding company is yet to be decided. Avista Corp. will change its name to Avista Utilities.
What would be the impact on community contributions / programs?
•	There would be no change in contributions from Avista or Avista Foundation as a result of this structure. Employees will still be encouraged to participate in volunteer community activities.
How would the change impact the stock price?
•	It’s hard to predict the effect on our stock price. We believe that analysts will be able to more effectively analyze and value the performance of individual subsidiaries.
What will happen to my shares of Avista stock?

•	If the holding company structure is approved by shareholders and regulators, shares in Avista Corp. will be exchanged, one-for-one, for shares in the new holding company. You will not have to exchange physical certificates.
Will this change enable the company to return to an investment grade credit rating more quickly?
•	We continue to strive for the goal of a return to an investment grade credit rating. Any impact from changing the structure to a holding company is hard to predict.
Will this change mean more money for executive salaries?
•	Executive compensation would be handled in the same manner it is today. The board of directors determines compensation levels for executives based on competitive salary comparisons and on performance goals.
Important Legal Information
     In connection with the proposed transaction, AVA Formation Corp. (“AVA”) has filed with the Securities and Exchange Commission (the “SEC”) a Proxy Statement-Prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive Proxy Statement-Prospectus will be mailed to the stockholders of Avista. Investors and security holders are advised to read the Proxy Statement-Prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Avista, AVA and the proposed transaction. In addition, the Proxy Statement-Prospectus and other relevant materials filed by Avista or AVA with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Avista by contacting Avista at 1411 East Mission Avenue, Spokane, Washington 99202 or calling (509) 489-0500.
     Avista and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Avista stockholders with respect to the transactions contemplated by the Plan of Share Exchange. Information about the directors and executive officers of Avista and their interests in the transactions contemplated by the Plan of Share Exchange, including their ownership of Avista common stock, is set forth in the Proxy Statement-Prospectus.
     This communication contains forward-looking statements, including statements regarding the potential restructuring of Avista. Such statements are subject to a variety of risks, uncertainties and other factors, most of which are beyond Avista’s control, and many of which could have a significant impact on Avista’s operations, results of operations and financial condition, and could cause actual results to differ materially from those anticipated.
     For a further discussion of these factors and other important factors, please refer to Avista’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The forward-looking statements contained in this communication speaks only as of the date hereof. Avista undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on Avista’s business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.